MATERIAL CHANGE REPORT

1.	Reporting Issuer: TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change: March 11, 2004

3.

News Release

A press release dated March 11, 2004, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCN Newswire (Canada and U.S. disclosure package) on March 11, 2004 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.

Summary of Material Change:

On March 11, 2004, TransGlobe announced its financial and operating results for the three and twelve month periods ended December 31, 2003.

2003 Highlights:

•    Production increased 52%
•    Proven plus Probable reserves increased 125%
•    Commerciality declared, Block S-1 Yemen
•    Listing on the AMEX as TGA
•    Payout of all historical costs achieved on Block 32 Yemen
•    Record drilling program, 17 wells (8 oil, 7 gas, 1 potential gas and 1 D&A)
•    December 31 working capital of $2,537,369 with no debt

5.	Full Description of Material Change: See the attached press release.

6.	Reliance on Confidentiality Provisions: Not Applicable

7.	Omitted Information: Not Applicable

8.

Senior Officers:

For further information, please contact Ross G. Clarkson, President and CEO, or Lloyd W. Herrick, Vice-President and COO, at TransGlobe Energy Corporation, Suite 2900, 330 – 5th Avenue S.W., Calgary, Alberta T2P 0L4 (403) 264-9888.

2

9.	Statement of Senior Officer: The foregoing accurately discloses the material change referred to in this report. DATED March 11, 2004, at the City of Calgary, in the Province of Alberta.

(signed) "Ross G. Clarkson"
Ross G. Clarkson
President and CEO

News From...	#2900, 330 –5th Avenue, S.W. Calgary, Alberta, Canada T2P 0L4 Tel: [403] 264 9888 Fax: [403] 264-9898 E-mail: trglobe@trans-globe.com Website: http://www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
2003 YEAR END AND FOURTH QUARTER RESULTS

TSX: “TGL” & AMEX: “TGA”

Calgary, Alberta Thursday, March 11, 2004, - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three and twelve month periods ended December 31, 2003. All dollar values are expressed in United States dollars unless otherwise stated. Per barrel of oil equivalent (“Boe”) amounts have been calculated using a conversion of 6,000 cubic feet of natural gas to one barrel of oil.

2003 HIGHLIGHTS:

  Production increased 52%
  Proven plus Probable reserves increased 125%
  Commerciality declared, Block S-1 Yemen
  Listing on the AMEX as TGA
  Payout of all historical costs achieved on Block 32 Yemen
  Record drilling program, 17 wells (8 oil, 7 gas, 1 potential gas & 1 D&A)
  December 31 working capital of $2,537,369 with no debt

FINANCIAL AND OPERATING UPDATE

	Three Months Ended Dec. 31			Twelve Months Ended Dec. 31
Financial (US$’s)	2003	2002	Change	2003	2002	Change
Oil and gas sales net of royalties	4,488,447	5,459,364	(18)%	17,161,710	13,254,105	29%
Operating expense	1,121,032	463,631	142%	3,706,096	1,843,273	101%
General and administrative expense	423,059	274,320	54%	1,206,337	820,691	47%
Depletion and depreciation	1,292,000	1,183,000	9%	6,253,000	4,277,000	46%
Income taxes	(1,488,980)	331,134	(550)%	306,982	919,694	(67)%
Cash flow from operations	1,894,490	4,380,792	(57)%	9,347,001	9,709,852	(4)%
Basic per share	0.04	0.09		0.18	0.19
Diluted per share	0.03	0.09		0.17	0.19
Net income	3,413,717	3,197,791	7%	5,905,228	5,426,389	9%
Basic per share	0.06	0.07		0.11	0.11
Diluted per share	0.06	0.06		0.11	0.10
Capital expenditures	4,010,527	2,546,907	57%	14,229,106	6,476,544	120%
Working capital				2,537,369	4,748,933	(47)%
Common shares outstanding
Basic (weighted average)				52,070,638	51,449,596
Diluted (weighted average)				53,779,217	51,944,926
Reserves (MBoe)
Total Proven (6 : 1)				3,746	2,347	60%
Total Proven + Probable (6 : 1)				7,038	3,127	125%
Production
Oil and liquids (Bpd)	2,535	1,979	28%	2,434	1,583	54%
Average price (US$ per barrel)	28.83	26.58	8%	28.06	25.07	12%
Gas (Mcfpd)	1,704	796	114%	1,200	892	35%
Average price (US$ per Mcf)	4.82	3.96	22%	5.24	2.77	89%
Total (Boed) (6:1)	2,819	2,112	33%	2,634	1,732	52%
Operating expense (US$ per Boe)	4.32	2.39	81%	3.85	2.92	32%

EXPLORATION UPDATE

Block 32, Republic of Yemen (13.81087% working interest)

During the fourth quarter, a significant western extension of the Tasour field, discovered on Tasour #10, was further appraised with Tasour #11. The Tasour #11 well found oil in the main Qishn S-1A producing zone. The well was placed on production in November 2003 at a rate of approximately 6,000 barrels of oil per day. The western field extension combined with continued field performance increased proven plus probable reserves 32% and replaced 169% of 2003 production. The mapping of the 2-D seismic data now indicates the Tasour field could extend both to the west and to the east of the current wells. Therefore the Block 32 partners are currently conducting a 100 square kilometer 3-D seismic survey over the greater Tasour area to refine future drilling locations. It is anticipated that the 3-D seismic will be completed and interpreted by June 2004. Further development/appraisal drilling of three to four wells in the western and potential eastern extension is planned for 2004. One infill well is planned for the central Tasour pool in April 2004 (Tasour #12).

Block S-1, Republic of Yemen (25% working interest)

On October 14, 2003 the Company announced the Declaration of Commerciality and on October 15, 2003 the Ministry of Oil and Minerals approved the Block S-1 Development Plan and Development Area of approximately 1,152 square kilometers (285,000 acres). The large Development Area encompasses the An Naeem, Harmel and An Nagyah discoveries as well as numerous additional prospects for future exploration drilling. The Development/Production period will extend until 2023 with an optional five year extension also possible.

The initial field development is focused on the An Nagyah light oil pool which was discovered and appraised during the 2002/2003 drilling program. The plan provides for early production commencing in the first quarter of 2004 by trucking up to 2,500 Bopd (625 Bopd to TransGlobe) from An Nagyah wells. The equipment required to begin trucking is now in place and the final stages of construction are underway. It is anticipated that trucking the first oil from An Nagyah #4 will commence in late March 2004.

The construction of a central production facility (“CPF”) at An Nagyah and a 28 kilometer (18 mile) pipeline to the Jannah Hunt Halewah export pipeline is planned during 2004, with an anticipated completion by early 2005. The pipeline design was increased from an 8 inch to a 10 inch pipeline to allow future discoveries to be placed on stream quickly (ultimate capacity of 80,000 Bopd). The CPF is designed for an initial capacity of 10,000 Bopd (2,500 Bopd to TransGlobe), with expansion capabilities. The initial front end engineering and design (“FEED”) study is complete and bids for major equipment are pending Yemen government approval. The bid for the detailed engineering was issued on March 4, 2004.

It is expected that the An Nagyah field development will consist of 13 wells to delineate and produce the field. The first development/appraisal well (An Nagyah #5) commenced drilling on the western area of the An Nagyah field on March 8, 2004. Following An Nagyah #5 the rig is expected to drill another development well (An Nagyah #6) and an appraisal well at Harmel #2. Additional development wells in the An Nagyah pool are expected to be drilled in the third and fourth quarters of 2004 and into 2005.

Canada

The year 2003 represented an increased focus on Canadian natural gas for TransGlobe. The Company drilled nine wells resulting in six gas wells, two oil wells and one potential gas well during the second half of 2003. The Canadian proven plus probable reserves were increased 88%, replacing 1,292% of 2003 production. The Company had anticipated an exit rate of 1,000 Boepd could have been achieved if all the new wells were placed on production by year end. Unfortunately, several projects have been delayed due to surface landowner and government permitting approvals. Production averaged 436 Boepd in December, 2003 and is expected to average 450 to 550 Boepd during the first quarter of 2004. An additional 470 Boepd of production at Nevis, Twining and Morningside is awaiting installation of pipelines and facilities. It is anticipated that these projects could be on production during the first half of 2004.

In addition to the ongoing well tie ins, the Company plans to drill fourteen wells during 2004. All the prospects are primarily focused towards natural gas and are located in Central Alberta.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim financial statements for the three months and twelve months ended December 31, 2003 and 2002 and the audited financial statements and MD&A for the year ended December 31, 2002 included in the Company’s annual report. All dollar values are expressed in United States dollars unless otherwise stated.

Operating Results

Production

In Yemen Block 32, production from the Tasour field averaged 17,689 Bopd (2,443 Bopd to TransGlobe) during the fourth quarter of 2003 compared to 14,083 Bopd (1,945 Bopd to TransGlobe) during the fourth quarter of 2002. Production increases are attributed to the new wells (Tasour #8, #9, #10 and #11) drilled to develop the southern and western extension of the Tasour field. The Tasour field has produced at peak rates in excess of 23,000 Bopd (3,177 Bopd to TransGlobe) during November with the addition of Tasour #11. It is expected that production from the Tasour field will average approximately 16,000 Bopd (2,210 Bopd to TransGlobe) for the year 2004, which is consistent with the predicted natural declines for the field. Production from Canada averaged 376 Boepd (76% natural gas) during the fourth quarter of 2003 compared to 167 Boepd during the fourth quarter of 2002.

Financial

Net income for the twelve months 2003 increased 9% to $5,905,228 and cash flow from operations decreased 4% to $9,347,001. Cash flow from operations was affected by a significant decrease in after royalty revenues in Yemen as a result of recovery of all historical cost pools on Block 32 in Q2, 2003. In 2002 TransGlobe received a cost oil adjustment of $1,496,000 and in 2003 TransGlobe incurred a final cost oil adjustment of $1,245,000. This cash flow from operations decrease is offset by a 52% increase in production on a consolidated basis and a 17% increase in commodity prices on a Boe basis. Net income is also increased by a future income tax recovery of $2,448,088 which is a result of recognizing future tax benefit in Canada.

Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers cash flow from operations a key measure as it demonstrates the Company’s ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable to similar measures used by other companies.

Revenue net of royalties decreased 18% to $4,488,447 for the fourth quarter 2003 compared to $5,459,364 for the same period in 2002. In the fourth quarter 2003, revenues net of royalties were $3,655,578 and $832,869 from Yemen and Canada respectively. In the same period 2002, revenues net of royalties amounted to $5,150,055 in Yemen and $309,309 in Canada.

In Yemen, revenues net of royalties in the fourth quarter 2003 decreased 29% compared to the fourth quarter 2002 although production increased 26% and oil prices increased 8%. The decrease in revenue net of royalties is a result of two events. The first event was a cost oil adjustment in the fourth quarter of 2002 for recovery of TransGlobe’s costs during the farm-in period, which increased revenues net of royalties by $1,496,241. The second event is the recovery of all historical cost pools in the first and second quarters 2003, thereby reducing cost oil and increasing the production sharing oil which results in increased royalties to the Yemen government. The payout of historical costs results in the Block 32 Joint Venture Group’s share of the oil produced reducing from approximately 71% after royalty and taxes during maximum cost oil recovery to a range of approximately 40% to 50% after royalty and taxes depending on commodity prices, operating costs and future capital expenditures. During the fourth quarter 2003 the Joint Venture Group’s share of production after royalty and taxes was approximately 44% compared to approximately 71% in the comparable period in 2002.

The average oil price for the Company’s production in Yemen for the fourth quarter 2003 was $28.97 per barrel compared to $26.65 in the fourth quarter 2002. Oil production from the Tasour field in Yemen is purchased by Nexen Marketing International Ltd. and the oil price is based on an average dated Brent price less a quality/transportation differential between the dated Brent blend and the Yemen Masila crude oil blend.

In Canada, revenue net of royalties in the fourth quarter increased 169% due to a 22% increase in gas prices, a 9% increase in oil and liquids prices and a 125% increase in production compared to the fourth quarter 2002. Gas prices averaged $4.82 per Mcf in Canada for the fourth quarter in 2003 and $3.96 per Mcf for the same period in 2002. Oil and liquids prices in Canada averaged $24.96 per barrel for the fourth quarter of 2003 and $22.81 per barrel for the same period 2002.

Operating costs of $1,121,032 averaged $4.32 per Boe in the fourth quarter 2003 compared to $463,631 ($2.39 per Boe) in the fourth quarter 2002. Operating costs in the fourth quarter 2003 in Yemen averaged $3.87 per barrel and in Canada averaged $7.29 per Boe. Operating costs for the twelve months in 2003 increased 32% per Boe compared to 2002 as a result of increased water handling, increased workover expenses, increased transportation fees on Yemen Block 32 and the strengthening of the Canadian dollar. In Yemen, the pipeline transportation tariff paid to the Ministry of Oil and Minerals increased $0.40 per barrel in the second quarter 2003. This increase was scheduled upon recovery of historical cost pools, which occurred in the second quarter 2003. Also, Canadian operating costs have increased $0.78 per Boe due to the strengthening of the Canadian dollar against the United States dollar both in the fourth quarter and the year.

General and administrative expense was $423,059 ($1.63 per Boe) for the fourth quarter 2003 as compared to $274,320 ($1.41 per Boe) in the comparable period 2002. The increase on a Boe basis during the quarter is mainly a result of the strengthening of the Canadian dollar against the United States dollar as the majority of our general and administrative expenses are incurred in Canadian dollars ($0.16 per Boe increase). During the twelve months 2003, general and administrative expenses increased to $1,206,337 ($1.25 per Boe) from $820,691 ($1.30 per Boe) in the comparable period in 2002. The strengthening of the Canadian dollar had a $0.12 per Boe effect on an annualized basis.

Depletion and depreciation was $1,292,000 for the fourth quarter 2003 compared to $1,183,000 in the same period 2002. In Yemen, unproven properties in the amount of $11,683,986 were excluded from costs subject to depletion and depreciation. This amount represents a portion of the costs incurred on Block S-1. These costs will be included in the depletable base as Block S-1 is developed or as impairment is determined. Depletion and depreciation increased to $6,253,000 for the twelve months 2003 compared to $4,277,000 for the twelve months 2002, reflecting the increase in the depletable costs in the Republic of Yemen and Canada.

Current income tax expense in the amount of $959,105 in the fourth quarter 2003 represents income taxes incurred and paid under the laws of the Republic of Yemen pursuant to the Production Sharing Agreement on Block 32 compared to $331,134 in the same period 2002. The current income tax increase is due to increased production volumes of which the Yemen government’s share has increased due to recovery of all historical costs. The government’s share of production sharing oil includes royalties and income taxes. The future income tax recovery of $2,448,085 is a result of recognizing a portion of the future tax benefits in Canada. The recording of these future tax benefits in Canada is a direct result of the successful drilling program carried out in 2003 in Canada.

Finding and Development Costs

	2003		2002
		Proved +		Proved +
	Proved	Probable	Proved	Probable
Total capital expenditure	$14,229,107	$14,229,107	$6,476,544	$6,476,544
Net change from previous year’s future
capital	2,158,637	11,303,354	634,524	465,967
	$16,387,744	$25,532,461	$7,111,068	$6,942,511
Reserve additions and revisions (MBoe)	2,360.7	4,872.5	1,209.7	1,390.2
Average cost per Boe	$6.94	$5.24	$5.88	$4.99
Three year average cost per Boe	$6.40	$5.47	$6.75	$6.36

The finding and development costs shown above have been calculated in accordance with Canadian National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities introduced in 2003 and the 2002 numbers have been restated to reflect the new Standards.

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

Boe’s may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Liquidity and Capital Resources

Funding for the Company’s capital expenditures in the fourth quarter 2003 was provided by cash flow from operations, working capital and issuance of share capital.

At December 31, 2003, the Company had working capital of $2,537,369, no debt, a revolving credit facility of Cdn$2,500,000 and an acquisition credit facility of Cdn$2,000,000 (both facilities were undrawn at year end).

In December 2003, the Company issued 1,363,637 flow through common shares in a private placement at Cdn$2.20 per share for net proceeds of US$2,053,005. Insiders of the Company subscribed for 65,000 shares. The terms of the flow through shares provide that the Company renounce Canadian tax deductions in the amount of Cdn$3,000,001 to the subscribers with the entire amount to be expended by the Company by December 31, 2004.

The Company expects to fund the 2004 capital expenditure program (budgeted at $20,000,000) through the use of working capital, cash flow from operations, debt and equity financing as required.

Commitments and Contingencies

In February, 2004 the Company entered into a fixed price natural gas sales contract for 1,500 GJ/day in Canada (approximately 1,500 Mcfpd) at a price of Cdn$5.795/GJ for the period April 1, 2004 to November 1, 2004.

Consolidated Statements of Income and Deficit
(Expressed in U.S. Dollars)

	Three Months Ended Dec. 31		Twelve Months Ended Dec. 31
	2003	2002	2003	2002

REVENUE
Oil and gas sales, net of royalties	$4,488,447	$5,459,364	$17,161,710	$13,254,105
Other income	364,139	182	374,239	42,108
	4,852,586	5,459,546	17,535,949	13,296,213

EXPENSES
Operating	1,121,032	463,631	3,706,096	1,843,273
General and administrative	423,059	274,320	1,206,337	820,691
Foreign exchange (gain) loss	90,724	8,779	157,133	(6,988)
Interest	1,034	891	1,173	16,154
Depletion and depreciation	1,292,000	1,183,000	6,253,000	4,277,000
	2,927,849	1,930,621	11,323,739	6,950,130

Income before income taxes	1,924,737	3,528,925	6,212,210	6,346,083

Income taxes
- future	(2,448,085)		(2,448,085)	(67,168)
- current	959,105	331,134	2,755,067	986,862
	(1,488,980)	331,134	306,982	919,694
NET INCOME	3,413,717	3,197,791	5,905,228	5,426,389

Deficit, beginning of period	(9,806,798)	(15,496,100)	(12,298,309)	(17,724,698)

Deficit, end of period	$(6,393,081)	$(12,298,309)	$(6,393,081)	$(12,298,309)

Net income per share
Basic	$0.06	0.07	$0.11	$0.11
Diluted	$0.06	0.06	$0.11	$0.10

Consolidated Balance Sheets
(Expressed in U.S. Dollars)

	December 31, 2003	December 31, 2002

ASSETS
Current
Cash and cash equivalents	$4,451,751	$2,595,170
Accounts receivable	2,383,459	2,984,000
Prepaid expenses	161,011	88,837
	6,996,221	5,668,007
Property and equipment
Canada	8,083,428	3,651,305
Republic of Yemen	18,562,857	15,066,835
	26,646,285	18,718,140
Future income tax asset	1,572,310	-
	$35,214,816	$24,386,147

LIABILITIES
Current
Accounts payable and accrued liabilities	$4,458,852	$919,074

Provision for site restoration and abandonment	153,209	122,209

	4,612,061	1,041,283

SHAREHOLDERS’ EQUITY
Share capital	36,995,836	35,643,173
Deficit	(6,393,081)	(12,298,309)
	30,602,755	23,344,864

	$35,214,816	$24,386,147

Consolidated Statements of Cash Flows
(Expressed in U.S. Dollars)

	Three Months Ended Dec. 31		Twelve Months Ended Dec. 31
	2003	2002	2003	2002

CASH FLOWS RELATED TO THE
FOLLOWING ACTIVITIES:

OPERATING
Net income	$3,413,717	$3,197,791	$5,905,228	$5,426,389
Adjustments for:
Depletion and depreciation	1,292,000	1,183,000	6,253,000	4,277,000
Gain on sale of property and equipment	(363,142)	-	(363,142)	-
Performance bonus expense paid in shares	-	1	-	73,631
Future income taxes	(2,448,085)	-	(2,448,085)	(67,168)
Cash flow from operations	1,894,490	4,380,792	9,347,001	9,709,852

Changes in non-cash working capital	534,987	(1,563,734)	3,117,398	(2,478,700)
	2,429,477	2,817,058	12,464,399	7,231,152

FINANCING
Issue of share capital	2,073,905	-	2,269,705	(308)
Repurchase of share capital	-	-	(41,267)	-
	2,073,905	-	2,228,438	(308)

INVESTING
Purchase of property and equipment
Yemen	(1,708,754)	(2,207,061)	(9,012,022)	(5,435,398)
Canada	(2,301,773)	(363,064)	(5,217,084)	(1,041,146)
Proceeds on disposal of property and equipment	442,103	-	442,103	133,587
Changes in non-cash working capital	(415,328)	330,015	950,747	532,437
	(3,983,752)	(2,240,110)	(12,836,256)	(5,810,520)

NET INCREASE IN CASH AND CASH
EQUIVALENTS	519,630	576,948	1,856,581	1,420,324

CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	3,932,121	2,018,222	2,595,170	1,174,846

CASH AND CASH EQUIVALENTS,
END OF PERIOD	$4,451,751	$2,595,170	$4,451,751	$2,595,170

Segmented information

	Three Months Ended Dec.31		Twelve Months Ended Dec. 31
	2003	2002	2003	2002
Oil and gas sales, net of royalties
Republic of Yemen	$3,655,578	$5,150,055	$14,624,888	$12,238,711
Canada	832,869	309,309	2,536,822	1,015,394
	4,488,447	5,459,364	17,161,710	13,254,105
Operating
Republic of Yemen	868,836	368,839	3,011,620	1,394,379
Canada	252,196	94,792	694,476	448,894
	1,121,032	463,631	3,706,096	1,843,273
Depletion and depreciation
Republic of Yemen	1,025,000	1,096,000	5,516,000	3,960,000
Canada	267,000	87,000	737,000	317,000
	1,292,000	1,183,000	6,253,000	4,277,000
	2,075,415	3,812,733	7,202,614	7,133,832
Other income, includes a gain on sale of property
and equipment in the United States of $ 363,142	364,139	182	374,239	42,108
General and administrative	423,059	274,320	1,206,337	820,691
Foreign exchange (gain) loss	90,724	8,779	157,133	(6,988)
Interest	1,034	891	1,173	16,154
Income taxes	(1,488,980)	331,134	306,982	919,694
Net income	$3,413,717	$3,197,791	$5,905,228	$5,426,389

The above includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Ross Clarkson
- or -

Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson,	Executive Offices:
President & C.E.O.	#2900, 330 –5th Avenue, S.W.,
Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com